Ccw 6/1/12



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SEC Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66709

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington DC 403

REPORT FOR THE PERIOD BEGINNING 03/01/2011 (MM/DD/YY) AND ENDING 02/29/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NorthPoint Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

580 California Street, Suite 2000
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. Jacquin 415-358-3501
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ribis, Jones & Maresca P.A.
(Name – *if individual, state last, first, middle name*)

10500 Little Patuxent Pkwy, Suite 770 (Address) Columbia (City), MD (State) 21044 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Ccw 6/1/12

OATH OR AFFIRMATION

I, David M. Jacquin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NorthPoint Advisors, LLC, as of February 29, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Notary Public

EDNA AYLER
NOTARY PUBLIC OF NEW JERSEY
Commision Expires 8/20/2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTH POINT ADVISORS, LLC

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

FEBRUARY 29, 2012

TABLE OF CONTENTS

RJM

RIBIS, JONES & MARESCA, P.A.

Certified Public Accountants

1801 McCormick Drive
Suite 200
Largo, Maryland 20774
(301) 636-6001
Fax: (301) 636-6006

10500 Little Patuxent Parkway
Suite 770
Columbia, Maryland 21044
(410) 884-0220
(301) 596-5451
Fax: (301) 596-5471

Independent Auditors' Report

To the Member of
North Point Advisors, LLC
San Francisco, CA

We have audited the accompanying statement of financial condition of North Point Advisors, LLC (the "Company") as of February 29, 2012 and the related statements of operations and changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of North Point Advisors, LLC as of February 29, 2012, and the results of its operations, the changes in its member's equity, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in pages 10 through 19 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ribis, Jones & Maresca, P.A.

Ribis Jones and Maresca P. A.
Columbia MD
May 1, 2012

NORTH POINT ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
FEBRUARY 29, 2012

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	733,872
Accounts receivable		69,382
Client reimbursable expenses and prepaid expenses		140,402
Prepaids and deposits		4,383
Total Current Assets		948,039
TOTAL ASSETS	$	948,039

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	247,032
Due to affiliates		13,962
Total Current Liabilities		260,994
TOTAL LIABILITIES		260,994
MEMBER'S EQUITY		
Member's equity		687,045
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	948,039

See independent auditors' report and accompanying notes to the financial statements.

NORTH POINT ADVISORS, LLC
STATEMENT OF OPERATIONS AND
CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED FEBRUARY 29, 2012

REVENUE	
Advisory fees	$ 12,565,377
Investment income	80
Total Revenue	12,565,457
EXPENSES	
Compensation	5,274,643
Benefits and taxes	345,240
Professional fees	1,545,993
Occupancy	258,314
Office expenses	594,618
Travel, entertainment and business development	1,554,298
Data and analytics	68,830
Repairs and maintenance	49,273
Contributions	262,700
Interest expense	472
Aircraft expenses	981,869
Other expenses	3,054
Total Expenses	10,939,304
NET INCOME	1,626,153
DISTRIBUTIONS	
Tax distributions to managing member	(1,009,595)
Distributions to managing member for investment in affiliates	(1,772,073)
Total Distributions	(2,781,668)
CHANGE IN MEMBER'S EQUITY	(1,155,515)
MEMBER'S EQUITY, MARCH 1, 2011	1,842,560
MEMBER'S EQUITY, FEBRUARY 29, 2012	$ 687,045

See independent auditors' report and accompanying notes to the financial statements.

NORTH POINT ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED FEBRUARY 29, 2012

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	1,626,153
Adjustments to reconcile change in net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Increase in accounts receivable		(37,910)
Decrease in client reimbursable expenses		13,997
Decrease in due from affiliates		1,251,294
Increase in prepaids and deposits		(4,383)
Increase in accounts payable and accrued expenses		10,977
Net Cash Provided by Operating Activities		2,860,128
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from the sale of property and equipment		23,131
Net Cash Provided by Investing Activities		23,131
CASH FLOWS FROM FINANCING ACTIVITIES		
Principal payments on note payable		(15,826)
Tax distributions to managing member		(1,009,595)
Distributions to managing member for investment in affiliates		(1,772,073)
Net Cash Used for Financing Activities		(2,797,494)
NET INCREASE IN CASH AND CASH EQUIVALENTS		85,765
CASH AND CASH EQUIVALENTS, beginning of year		648,107
CASH AND CASH EQUIVALENTS, end of year	$	733,872
SUPPLEMENTAL INFORMATION:		
Interest paid	$	472

See independent auditors' report and accompanying notes to the financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

North Point Advisors, LLC, a Delaware limited liability company (the "Company"), was formed on June 21, 2004 and operates under a Limited Liability Company Agreement (the "LLC Agreement"). The Company was formed to engage in investment banking, primarily as a financial advisor in mergers and acquisitions transactions. Effective April 19, 2005, the Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and became a member of the National Association of Securities Dealers, Inc. ("NASD"). The managing member of the Company is North Point, LLC; a Delaware limited liability company (the "Managing Member"). The Managing Member is responsible for managing the affairs of the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America using the accrual method of accounting.

Basis of Presentation

The accompanying financial statements are those of North Point Advisors, LLC and are not intended to be the combined financial statements of North Point Advisors, LLC and its affiliates. Pursuant to NASD Rule 1017, FINRA granted the application of North Point Advisors, LLC to transfer certain assets to North Point Aviation, LLC and North Point Investment Portfolio, LLC on November 19, 2008.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Financial Instruments

The carrying amount of the Company's financial instruments, which includes cash and cash equivalents, receivables, accounts payable, accrued liabilities, and notes payable, is approximately equal to its fair value at February 29, 2012.

Revenue Recognition

Advisory fees represent fees earned for investment banking services provided to the Company's clients and are recorded upon the achievement of specific milestones, pursuant to the terms of contractual arrangements.

Client Reimbursable Expenses

Client reimbursable expenses are out-of-pocket expenditures incurred by the Company, which relate to investment banking services provided to clients. Pursuant to the terms of contractual agreements, these expenses will be recouped from the clients.

Allowance for Doubtful Accounts

The provision for doubtful accounts for client reimbursable expenses is based on an assessment of how many client's contractual agreements will successfully close, based on a percentage of outstanding contacts. All accounts receivable as of February 29, 2012 are considered fully collectible by management. No allowance for doubtful accounts has been recorded as of February 29, 2012.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income Taxes

The Company is a single member limited liability company and is considered, for United States of America tax purposes, to be a disregarded, pass-through entity. Taxable income or loss from the Company is included in the tax return of the sole member of the managing member of North Point Advisors, LLC.

The Company recognizes "*Accounting for Uncertainty in Income Taxes*". "*Accounting for Uncertainty in Income Taxes*" clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with *"Accounting for Income Taxes"*. *"Accounting for Uncertainty in Income Taxes"* requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Since the Company is an LLC for income tax purposes, and its earnings pass through to the member, no income tax provision is reflected in the financial statements. The Company believes that the adoption of *"Accounting for Uncertainty in Income Taxes"* does not have an affect on its results of operations or financial condition. The open years subject to possible income tax audits are 2008, 2009, 2010 and 2011.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital shall not exceed 8 to 1. At February 29, 2012, North Point Advisors, LLC had net capital of $469,614, which was $452,214 in excess of its required net capital of $17,400. North Point Advisors, LLC's ratio of aggregate indebtedness to net capital as of February 29, 2012 is 0.55 to 1.

NOTE 4 – CAPITAL ACCOUNT

A capital account is maintained for the member. The account is increased by capital contributions, allocable share of net profit and any item of income or gain, and decreased by distributions, allocable share of net loss and any items of expense or loss. Allocation of profit and losses and cash contributions and distributions are made in accordance with the amended and restated limited liability company agreement of North Point Advisors, LLC. This agreement also defines a calculation for tax distributions to be provided to the member based on the highest marginal federal individual income tax rate for federal and State of California income tax purposes for the calendar year.

NOTE 5 – OPERATING LEASE AGREEMENT

The Company leases office space under an amended operating lease, which expires May 31, 2014. The future minimum annual year-ending lease payments are as follows:

February 28, 2013	$ 264,209
2014	272,150
2015	68,538
Total	$ 604,897

Rent expense for the year ended February 29, 2012, including the pro-rata share of expenses, totaled $258,314.

NOTE 6 – RELATED PARTY TRANSACTIONS

An amount of $2,421,553 paid to the sole member, or the Managing Member, as compensation has been included in the statement of operations. Another amount totaling $1,009,595 paid to the sole member, or the Managing Member, has been included as a tax distribution on the statement of operations. During the fiscal year ended February 29, 2012, the Company also made $1,772,073 in distributions to the Managing Member for investments in NPIP.

North Point Aviation, LLC ("NPAV"), was formed on January 12, 2007. The certificate of formation was filed with the State of Delaware on October 16, 2008. NPAV was formed as a holding company for the Company's aircraft, which is considered a non-allowable asset for a broker-dealer. The operating income and expenses of the aircraft, excluding depreciation, are included in the accompanying financial statements as plane expenses used to service the Company's clients.

North Point Investment Portfolio, LLC ("NPIP"), a Delaware limited liability company, was formed on September 15, 2008. NPIP was formed as a holding company for the investment assets that are non-allowable for a broker-dealer. As of February 29, 2012, the amount due to NPIP totaled $13,962.

North Point Investment Portfolio II, LLC ("NPIP2"), a Delaware limited liability company, was formed on April 11, 2011. NPIP2 was formed as a holding company for the investment assets that are non-allowable for a broker-dealer.

NOTE 7 – 401(k) PLAN

The Company has a 401(k) plan that is available to all eligible employees who elect to participate. Employees must be eighteen years of age and must have completed one year of service with at least one thousand hours during that year. The participants can make voluntary salary reduction contributions subject to the limits and provisions of the Internal Revenue Code. The Company did not make employer contributions during the year ended February 29, 2012.

NOTE 8 – CONCENTRATION OF RISK

For the year ended February 29, 2012, five customers accounted for 80% of revenue.

NOTE 9 – SUBSEQUENT EVENTS

In preparing these financial statements, the Company's management has evaluated events and transactions for potential recognition or disclosure through May 1, 2012, the date the financial statements were available to be issued. There were no additional events or transactions that were discovered during the evaluation that required further disclosure.



SUPPLEMENTARY INFORMATION

SCHEDULE 1

NORTH POINT ADVISORS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED FEBRUARY 29, 2012

COMPUTATION OF NET CAPITAL

1	Member's equity from statement of financial condition	$	687,045
3	Total ownership equity qualified for net capital		687,045
6	Deductions		
	Non-allowable assets		
	Accounts receivable		69,382
	Other assets		144,785
6a	Total non-allowable assets		214,167
8	Net capital before haircuts on securities		472,878
9e	Less haircuts on other securities		(3,264)
10	Net Capital	$	469,614

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11	Minimum capital requirement (6-2/3% of aggregate indebtedness)	$	17,400
12	Minimum dollar net capital requirement		5,000
13	Net capital requirement (greater of line 11 or 12)		17,400
14	Excess net capital (line 10 less line 13)		452,214
15	Net capital less 10% of line 19	$	443,515

COMPUTATION OF AGGREGATE INDEBTEDNESS

16	Accounts payable and accrued expenses	$	260,994
19	Aggregate indebtedness	$	260,994
20	Ratio: Aggregate indebtedness to net capital		55.58%

See Schedule 3 for the reconciliation of the Company's unaudited FOCUS Report as of February 29, 2012 to the audited statement of financial position.

See independent auditors' report.

SCHEDULE 2

NORTH POINT ADVISORS, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED FEBRUARY 29, 2012

The Company claims exemption from Rule 15c3-3 under subparagraph (k)(2)(ii).

The Company has complied with the exemptive provisions of SEC Rule 15-c3-3.

See independent auditors' report.

SCHEDULE 3

NORTH POINT ADVISORS, LLC
RECONCILIATION OF UNAUDITED FOCUS REPORT
TO THE AUDITED STATEMENT OF FINANCIAL POSITION
FOR THE YEAR ENDED FEBRUARY 29, 2012

Line		UNAUDITED FOCUS Report Form X-17A-5 Part IIA	AUDIT ADJUSTMENTS	AUDITED STATEMENT OF FINANCIAL POSITION
	Assets			
1	Cash	$ 733,872	$ -	$ 733,872
3	Receivables from non-customers	69,382	-	69,382
9	Receivable from affiliates	-	-	-
10	Property, net	-	-	-
11	Other assets	144,785	-	144,785
12	Total assets	948,039	-	948,039
	Liabilities			
17	Accounts payable and other liabilities	$ 260,994	$ -	$ 260,994
18b	Notes payable, secured	-	-	-
20	Total liabilities	260,994	-	260,994
	Ownership Equity			
22	Member's equity	687,045	-	687,045
25	Total liabilities and member's equity	$ 948,039	$ -	$ 948,039

See independent auditors' report.

SCHEDULE 3
(continued)

NORTH POINT ADVISORS, LLC
RECONCILIATION OF UNAUDITED FOCUS REPORT
TO THE AUDITED STATEMENT OF FINANCIAL POSITION
FOR THE YEAR ENDED FEBRUARY 29, 2012

		UNAUDITED FOCUS REPORT FORM X-17A-5 PART IIA	RECONCILED TO SCHEDULE 1
	Computation of Net Capital		
1	Member's equity from statement of financial condition	$ 687,045	$ 687,045
3	Total ownership equity qualified for net capital	687,045	687,045
6	Deductions		
	Non-allowable assets:		
	Accounts receivables	69,382	69,382
	Client reimbursable expenses and prepaid expenses	144,785	144,785
6a	Total non-allowable assets	214,167	214,167
8	Net capital before haircuts on securities	472,878	472,878
9e	Less haircuts on other securities	(3,264)	(3,264)
10	Net Capital	$ 469,614	$ 469,614
	Computation of Basic Net Capital Requirements		
11	Net capital requirement (6-2/3% of aggregate indebtedness)	$ 17,400	$ 17,400
12	Minimum dollar net capital requirement	5,000	5,000
13	Net capital requirement (greater of line 11 or 12)	17,400	17,400
14	Excess net capital (net capital, less net capital requirement)	452,214	452,214
15	Net capital less 10% of line 19	$ 443,515	$ 443,515
	Computation of Aggregate Indebtedness		
16	Accounts payable and accrued expenses	$ 260,994	$ 260,994
19	Aggregate indebtedness	$ 260,994	$ 260,994
20	Ratio: Aggregate indebtedness to net capital	55.58%	55.58%

See independent auditors' report.

RJM

RIBIS, JONES & MARESCA, P.A.

Certified Public Accountants

1801 McCormick Drive
Suite 200
Largo, Maryland 20774
(301) 636-6001
Fax: (301) 636-6006

10500 Little Patuxent Parkway
Suite 770
Columbia, Maryland 21044
(410) 884-0220
(301) 596-5451
Fax: (301) 596-5471

Report of Independent Auditors' on Internal Control
Required By SEC Rule 17a-5

To the Member of
North Point Advisors, LLC

In planning and performing our audit of the financial statements and supplemental schedules of North Point Advisors, LLC (the "Company") as of and for the year ended February 29, 2012, we considered its internal controls, including internal control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in SEC Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under SEC Rule 17a-3(a)(11); and
3. Determining compliance with the exemptive provisions of SEC Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by SEC Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and,
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin of securities of customers as required by SEC Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the second paragraph of the report. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the second paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors of fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respect indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at February 29, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rubio, Jones + Maresca, P.A.

May 1, 2012

SIPC SUPPLEMENTAL REPORT

RJM

RIBIS, JONES & MARESCA, P.A.

Certified Public Accountants

1801 McCormick Drive
Suite 200
Largo, Maryland 20774
(301) 636-6001
Fax: (301) 636-6006

10500 Little Patuxent Parkway
Suite 770
Columbia, Maryland 21044
(410) 884-0220
(301) 596-5451
Fax: (301) 596-5471

Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

To the Member of
North Point Advisors, LLC
580 California Street, Suite 2000
San Francisco, CA 94104

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended February 29, 2012 filed on April 24, 2012, which were agreed to by North Point Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating North Point Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). North Point Advisors, LLC's management is responsible for the North Point Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the form of cancelled checks paid to the SIPC, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended February 29, 2012, as applicable, with the amounts reported in Form SIPC-7 for fiscal year ended February 29, 2012, noting the following difference:

- Total revenue "Item no. 2d." on the SIPC-7 when compared to the revenue reported on the audited Form X-17A-5 for the year ended February 29, 2012 was overstated by $109, resulting in an overpayment of fees by $1.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences;

5. No overpayment was carried forward on the SIPC-7 filed on April 24, 2012.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rubio, Jones + Maresca, P.A.

May 1, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 2/29, 2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-066709 FINRA FEB 4/19/2005
NORTH POINT ADVISORS LLC
580 CALIFORNIA ST STE 2000
SAN FRANCISCO, CA 94105

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 31,414

B. Less payment made with SIPC-6 filed (exclude interest) (20,045)
9/27/11
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 11,369

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 11,369

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

North Point Advisors LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24 day of April, 2012

Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 3/1, 2011 and ending 2/29, 2012

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 12,565,486

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 12,565,486

2e. General Assessment @ .0025 $ 31,414

(to page 1, line 2.A.)